Filed by Prosperity Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Lone Star State Bancshares, Inc.
Commission File Number: 001-35388

October 31, 2022

[Shareholder address]

Dear Shareholder,

Greetings.

One of the biggest goals and duties of the Board of Directors and management of Lone Star State Bancshares has been to do a good job for all of our shareholders. To this end, we have been striving since December of 2007 to build a company that would have value to a potential acquiror, while at the same time creating an organization that our employees, customers, and communities could be proud of.  In line with that goal, on Tuesday, October 11th, we announced that we had entered into an agreement for the sale of Lone Star State Bancshares (“Lone Star”) to Prosperity Bancshares, Inc. ("Prosperity"). A copy of the joint press release announcing the transaction, as well as an investor presentation released by Prosperity, are included with this mailing. We expect the transaction to close in the first quarter of 2023, but – like all bank acquisition transactions – closing is subject to the receipt of regulatory and shareholder approvals and the satisfaction of certain other conditions described in the merger agreement.

Prosperity is a Houston, Texas based publicly-traded financial holding company with more than $37 billion in assets, as of September 30, 2022, and offices across the state, including here in West Texas.  Prosperity’s banking subsidiary, Prosperity Bank, has a strong track record, having been ranked in the Top 10 on the Forbes Magazine’s list of Best Banks in America for all years since 2010, including #1 on two occasions, #2 in 2021 and #6 in 2022.  In addition to announcing its agreement with Lone Star, on the same day, Prosperity also announced its agreement to acquire Midland-based FirstCapital Bank of Texas, N.A. and its parent holding company. With these acquisitions, Prosperity will be a top 3 bank by pro forma deposit market share in the Lubbock, Midland and Odessa metropolitan areas.  We believe that our markets, loan portfolio and people will fit in well as a part of the Prosperity organization.

Significantly, our lending staff and office Presidents have committed to continue our joint efforts as a part of the Prosperity Bank team following the closing.  Moreover, Prosperity Bank has asked me to serve as President of the overall West Texas area, and Melisa Roberts to serve as Vice President overseeing lending for Prosperity Bank for all of West Texas.  We also expect that many of our backroom personnel, most of which office out of our Lubbock office, will have good opportunities to transfer to the large operations center Prosperity Bank has maintained in Lubbock for over a decade.

6220 Milwaukee Ave.	Lubbock, Texas 79424	806.771.7717	fax: 806.771.7716

What is next? Prosperity and Lone Star will be working together to prepare and file bank regulatory applications over the near term, and then we will be working together to prepare disclosure materials for the special shareholders' meeting to be called to give our shareholders an opportunity to consider and vote on the transaction. Those materials will provide important information about the special meeting, the background and terms of the proposed merger, the material federal income tax consequences of the transaction, and information about Prosperity, among other things. We hope to have the special meeting materials out to you sometime in the next couple of months.

Between now and the completion of the merger, we expect to continue to run our organization in the same manner as we have in the past: by focusing on taking care of our customers and seeking to create value for our shareholders. Upon completion of the proposed merger, we will all work to make Prosperity better... that is our job.  As described above, Prosperity's West Texas area will be well-represented by our Lone Star team, including our upper management, office Presidents and lending staff. We hope that the commitment of our Lone Star leadership team and lenders to remain in place and work to make Prosperity better and more successful, coupled with the return for all of our shareholders, will lead all to continue with us as customers and friends in the months and years ahead.

Thank you. If I can be of assistance in any way, please call or be in touch. It has been, and it is, an honor to be associated with all of you.

Best regards,

/s/ Alan Lackey

Alan Lackey

President and CEO

Lone Star State Bancshares, Inc.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger of Lone Star into Prosperity, Prosperity will file with the SEC a registration statement on Form S-4 to register the shares of Prosperity common stock to be issued to the shareholders of Lone Star. The registration statement will include a proxy statement/prospectus which will be sent to the shareholders of Lone Star seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PROSPERITY, LONE STAR AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. You will also be able to obtain these documents, when they are filed, free of charge, from Prosperity at http://www.prosperitybankusa.com. Copies of the proxy statement/prospectus can also be obtained, when it becomes available, free of charge, by directing a request by telephone or mail to Prosperity Bancshares, Inc., Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas 77027 Attn: Investor Relations, (281) 269-7199 or to Lone Star State Bancshares, Inc., 6220 Milwaukee Avenue, Lubbock, Texas 79424, Attention: Alan Lackey, (806) 771-7717.

Participants in the Solicitation

Prosperity, Lone Star and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Lone Star in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.  Additional information about Prosperity and its directors and executive officers may be found in the definitive proxy statement of Prosperity relating to its 2022 Annual Meeting of Shareholders filed with the SEC on March 14, 2022, and other documents filed by Prosperity with the SEC. These documents can be obtained free of charge from the sources described above.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.